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Exhibit No. 12.1

UnionBancal Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges Requirements

	For the Years Ended December 31,
(In millions, except ratios)	2005	2006	2007	2008	2009
EXCLUDING INTEREST ON DEPOSITS
Income (loss) before income taxes and effect of accounting changes	$1,090	$1,044	$868	$412	$(226)
Fixed Charges:
Interest expense, excluding interest on deposits	83	194	278	288	132
One third of rents, net income from subleases (A)	15	13	15	16	19

Total fixed charges	98	207	293	304	151

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest	$1,188	$1,251	$1,161	$716	$(75)

Ratio of earnings to fixed charges requirements	12.12	6.04	3.96	2.36	(0.50)

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$98	$207	$293	$304	$151
Add: Interest on deposits	303	649	991	639	408

Total fixed charges including interest on deposits	$401	$856	$1,284	$943	$559

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest, as above	$1,188	$1,251	$1,161	$716	$(75)
Add: Interest on deposits	303	649	991	639	408

Total earnings before taxes, fixed charges, effect of accounting changes, and interest on deposits	$1,491	$1,900	$2,152	$1,355	$333

Ratio of earnings to fixed charges requirements	3.72	2.22	1.68	1.44	0.60

(A)
The proportion deemed representative of the interest factor.

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UnionBancal Corporation and Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges Requirements